Exhibit 16.2

November 9, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K/A dated November 4, 2005, of Velocity Express Corporation and are in agreement with the statements contained in the first through fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained in paragraph six therein.

/s/ Ernst & Young LLP